UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*
                 -------------------------------
                       PREMIER PARKS INC.
                        (Name of Issuer)

                  Common Stock, $.025 par value
                 (Title of Class of Securities)

                             886506
                         (CUSIP Number)
                --------------------------------
                        Paul A. Biddelman
                      Hanseatic Corporation
                   450 Park Avenue, Suite 2302
                    New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                 -------------------------------

                        November 30, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                               ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     4,676,774

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     4,676,774

10   SHARED DISPOSITIVE POWER

     --

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     4,676,774

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2% (see footnote 1)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1) Based upon an aggregate of 75,411,000 shares outstanding, as reported in the issuer's most recent Quarterly Report on Form 10-Q.

CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     4,676,774 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     4,676,774 (see footnote 1)

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     4,676,774 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     -----

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

     6.2% (see footnote 2)

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; Wolfgang Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2) Based upon an aggregate of 75,411,000 shares outstanding, as reported in the issuer's most recent Quarterly Report on Form 10-Q.

                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 8 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated October 30, 1992, as amended by Amendment No. 1 thereto dated March 8, 1993, Amendment No. 2 thereto dated July 28, 1993, Amendment No. 3 thereto dated October 12, 1994, Amendment No. 4 thereto dated August 15, 1995, Amendment No. 5 thereto dated March 11, 1996, Amendment No. 6 thereto dated June 4, 1996 and Amendment No. 7 thereto dated November 10, 1997 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Corporation (the "Stockholder") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of December 15, 1998, the Stockholder beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, 4,676,774 shares of the common stock, $.025 par value (the "Common Stock"), of Premier Parks, Inc. (the "Corporation"), constituting, to the best of the knowledge of the Stockholder, 6.2% of the issued and outstanding shares of Common Stock. The foregoing calculation is based upon an aggregate of 75,411,000 shares of Common Stock outstanding, as reported in the Corporation's most recent Quarterly Report on Form 10-Q. Shares reported herein give effect to the Corporation's two-for-one split of the Common Stock effected on July 24, 1998.

     Traber holds in excess of a majority of the shares of capital stock of the Stockholder and, accordingly, may be deemed beneficially to own the securities of the Corporation held by the Stockholder. As disclosed by such persons to the Stockholder, none of the executive officers or directors of the Stockholder set forth on Annex 1 to the Amended Statement on Schedule 13D beneficially own any shares of the Common Stock.

     (b) All of the shares stated above as beneficially owned by the Stockholder are held by the Stockholder with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof. All securities of the Corporation that may be deemed to be beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with the Stockholder.

     (c) On November 30, 1998, the Stockholder sold 550,000 shares of Common Stock in open market brokerage transactions on the New York Stock Exchange at a price of $27.0023 per share. Except for such shares, neither the Stockholder nor Traber has effected any transaction in the Common Stock during the 60 days preceding the date of this statement.

     (d) The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,627,390 shares of Common Stock, constituting approximately 6.1% of the outstanding Common Stock, is held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is the Stockholder. Certain additional clients of the Stockholder who provided funds for the acquisition by the Stockholder of its investment in the Corporation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the remaining shares of Common Stock beneficially owned by the Stockholder. No such client's interest in such dividends or proceeds relates to more than five percent of the outstanding Common Stock.

     (e)  Not applicable.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)

                            SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1998           HANSEATIC CORPORATION



                                   By s/Paul A. Biddelman
                                     -----------------------------
                                     Paul A. Biddelman


Dated: December 15, 1998           s/Wolfgang Traber
                                   -------------------------------
                                   Wolfgang Traber

                             INDEX TO EXHIBITS
                             -----------------


Exhibit A -    Agreement pursuant to Rule 13d-1(f)(iii)